

May 31, 2018

Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

  Re: SJW Group
    DFAN14A filed May 14, 2018
    Response Dated May 24, 2018
    Filed by California Water Service Group
    File No. 001-08966

Dear Mr. Kropelnicki:

  We have reviewed your May 24, 2018 response to our comment letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2018 letter.

DFAN14A filed May 14, 2018

1. We note your response to comment 2, but are not persuaded by certain aspects of your response. That is, we are not sure that the parties' cited statements rule out future downward adjustments in customer rates as a result of the merger. In future soliciting materials, please refrain from characterizing SJW's and CTWS' statements that "there will be no changes to customer rates" as equating to "no savings will be shared with customers." Alternatively, if you continue to assert that savings will not be passed along to consumers, explain in the proxy materials how you arrived at this conclusion from the parties' statements.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202) 551- 3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Eduardo Gallardo, Esq. (via email)